January 6, 2026

Mack Leath
Chief Executive Officer
Mitesco, Inc.
505 Beachland Blvd., Suite 1-377
Vero Beach, Florida 32963

       Re: Mitesco, Inc.
           Registration Statement on Form S-1
           Filed December 31, 2025
           File No. 333-292511
Dear Mack Leath:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Joel Mayersohn